NEWS

DOFASCO

03007856

82-3226

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: March 7, 2003

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

DOFASCO INCREASES DIVIDEND AND ANNOUNCES PLAN TO PURSUE NORMAL COURSE ISSUER BID

Hamilton, Ontario: - Dofasco's Board of Directors today approved an 11% increase in the dividend payable on its common shares, to 30 cents per share per quarter ($1.20 per year) from 27 cents per share per quarter ($1.08 per year). The dividend is payable on April 1, 2003 for common shareholders of record as of March 19.

"By working to exceed our customers expectations and to deliver solutions to them, Dofasco has achieved sustained growth in revenues, cash flow and earnings, while maintaining a very strong balance sheet. The decision to increase our dividend is consistent with our commitment to deliver value to our shareholders. I am very pleased that once again we are able to share our success directly with our shareholders," said John Mayberry, Chair of the Board and Chief Executive Officer. Dofasco last increased its dividend in May of 2000, when it announced an 8% increase.

"Dofasco is consistently one of North America's most profitable steel producers. The Board is confident that this dividend increase is sustainable. Simultaneously, the company will be pursuing investments in manufacturing improvements and growth in order to continue to deliver value to our shareholders comparable or superior to the leading basic materials companies in North America," he added.

Dofasco also announced today its intention to initiate a Normal Course Issuer Bid for purchases of its common shares through the facilities of the Toronto Stock Exchange (TSX), subject to approval by the TSX. The shares acquired pursuant to the bid will be cancelled.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, ExtragalTM, GalvalumeTM and tinplate flat rolled steels, as well as tubular products, laser welded blanks and ZyplexTM, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

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This News Release may contain forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2001 Annual Report and Quarterly Reports to Shareholders for the periods ended March 31, June 30, September 30 and December 31, 2002.

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